SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	June	2014
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Inc. Announces Receipt of Final Approval to Graduate to the TSX

DOCUMENT 1

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

NEWS RELEASE
NASDAQ: NVCN
TSX VENTURE: NVC

Neovasc Inc.  Announces Receipt of Final Approval to Graduate to the TSX

Vancouver, BC, Canada – June 20, 2014 – Neovasc Inc. (“Neovasc” or the “Company”) (NASDAQ: NVCN) (TSXV: NVC) today announced that effective at market opening on June 23, 2014, Neovasc’s common shares will commence trading on the Toronto Stock Exchange (the “TSX”) under the Company’s current trading symbol of “NVC”.

“We are very pleased to announce another milestone for the Company and our shareholders.  We believe a senior listing in Canada in conjunction with our recent NASDAQ listing will enhance our visibility within the capital markets and provide improved access to a more diverse investor base,” said Alexei Marko, CEO at Neovasc.

The Neovasc common shares will continue to trade under CUSIP #64065J106 and ISIN #CA64065J1066.  Upon commencement of trading on the TSX, the Company’s common shares will be delisted from the TSX Venture Exchange.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara™ technology in development for the transcatheter treatment of mitral valve disease, the Neovasc Reducer™ for the treatment of refractory angina and a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Examples of such forward looking statements within this press release include, among others, the timing of the listing of the Company’s securities on the TSX and our belief that this listing will enhance our visibility within the capital markets thereby improving our access to investors. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; the merits and the Company’s defence of the lawsuit filed by CardiAQ, listing of the Company’s securities on the TSX, our anticipated use of proceeds from any financings, a history of losses and lack of and uncertainty of revenues, ability to obtain required financing, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company’s filings with Canadian securities regulators. Although the Company believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

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Investor Relations
Neovasc Inc.
Chris Clark
604 248-4138
cclark@neovasc.com

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	June 20, 2014	By:	/s/ Chris Clark
			Name:	Chris Clark
			Title:	Chief Financial Officer